                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

For the month of: April 2001                    Commission File Number: 1-12384



                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                 Form 40-F     X
                  ---------                                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                       No            X
                  ---------                                 ---------

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

        N/A

                                  EXHIBIT INDEX


       EXHIBIT                    DESCRIPTION OF EXHIBIT
----------------------- --------------------------------------------------------

EXHIBIT 1               NOTICE OF CHANGE OF DIRECTORS, DATED APRIL 18, 2001.


                                    EXHIBIT 1

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
                   CANADA BUSINESS                                      LOI SUR LES SOCIETES
                   CORPORATIONS ACT                                   COMMERCIALES CANADIENNES

                        FORM 6                                               FORMULE 6

                 NOTICE OF DIRECTORS                                  AVIS DES ADMINISTRATEURS
           OR NOTICE OF CHANGE OF DIRECTORS                  OU AVIS DE CHANGEMENT DES ADMINISTRATEURS

-------------------------------------------------------------------------------------------------------------

1 - Name of Corporation - Denomination de la societe               2 - Corporation No. - No de la societe

                       SUNCOR ENERGY INC.                                          241769-3

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3 - The following persons became directors of this      Les personnes suivantes sont devenues
    corporation:                                        administrateurs de la presente societe:

      Effective Date - Date d'entree en vigueur  -

-------------------------------------------------------------------------------------------------------------
           Name - Nom              Residential Address - Adresse         Occupation           Citizenship
                                           residentielle                                      Citoyennete
-------------------------------------------------------------------------------------------------------------

NOT APPLICABLE

-------------------------------------------------------------------------------------------------------------

4 - The following persons ceased to be directors of     Les personnes suivantes ont cesse d'etre
    this corporation:                                   administrateurs de la presente societe:

    Effective Date - Date d'entree en vigueur -
    April 18, 2001

-------------------------------------------------------------------------------------------------------------
           Name - Nom                             Residential Address - Adresse residentielle
-------------------------------------------------------------------------------------------------------------

MICHAEL M. KOERNER                 Suite 2910, 200 Bay Street, Toronto, Ontario, M5J 2J2

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5 - The directors of this corporation now are:          Les administrateurs de la presente societe sont
                                                        maintenant:

-------------------------------------------------------------------------------------------------------------
           Name - Nom              Residential Address - Adresse         Occupation           Citizenship
                                           residentielle                                      Citoyennete
-------------------------------------------------------------------------------------------------------------

See Schedule "A" attached hereto
and forming a part hereof

-------------------------------------------------------------------------------------------------------------
Date                               Signature                       Description of Office - Description du
                                                                   poste
-------------------------------------------------------------------------------------------------------------

         April 18, 2001                                             Associate General Counsel and Assistant
                                                                                   Secretary

                                     "JANICE B. ODEGAARD"

                                      JANICE B. ODEGAARD

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

                 SCHEDULE "A" TO A NOTICE OF CHANGE OF DIRECTORS
                              OF SUNCOR ENERGY INC.

                        DATED THE 18TH DAY OF APRIL, 2001


-------------------------------------------------------------------------------------------------------------

5 - The directors of this corporation now are:          Les administrateurs de la presente societe sont
                                                        maintenant:

-------------------------------------------------------------------------------------------------------------
           Name - Nom              Residential Address - Adresse         Occupation           Citizenship
                                           residentielle                                      Citoyennete
-------------------------------------------------------------------------------------------------------------
BENSON, Mel                        28 Silverwood Drive N.W.             Businessman            Canadian
                                   Bearspaw, Alberta
                                   T2M 4L4

CANFIELD, Brian A.                 21, 3777 Kingsway                     Executive             Canadian
                                   Burnaby, British Columbia
                                   V5H 2Z7

DAVIES, Bryan P.                   Royal Bank Plaza                      Executive             Canadian
                                   P.O. Box 1
                                   Toronto, Ontario
                                   M5J 2J5

FERGUSON, John T.                  1400, 9915 - 108 Street               Executive             Canadian
                                   Edmonton, Alberta
                                   T5J 2G8

GEORGE, Richard L.                 112 Fourth Avenue S.W., Box 38        Executive             Canadian
                                   Calgary, Alberta
                                   T2P 2V5

HANSEN, Poul                       1401 Crown Street                     Executive             Canadian
                                   North Vancouver, British Columbia
                                   V7J 1G4

HUFF, John R.                      11911 FM 529                          Executive             American
                                   Houston, Texas
                                   U.S.A.  TX 77041

KORTHALS, Robert W.                77 King Street West, Suite 4545       Executive             Canadian
                                   Toronto, Ontario
                                   M5K 1K2

McCAIG, M. Ann                     808 - 16 Avenue S.W.                Businesswoman           Canadian
                                   Calgary, Alberta
                                   T2R 0S9

SHAW, JR                           900, 630 Third Avenue S.W.            Executive             Canadian
                                   Calgary, Alberta
                                   T2P 4L4

WYMAN, W. Robert                   710, 1489 Marine Drive                Executive             Canadian
                                   West Vancouver, British Columbia
                                   V7T 1B8

----------------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SUNCOR ENERGY INC.

Date: April 18, 2001                   By: "JANICE B. ODEGAARD"
                                           ------------------------------------
                                           JANICE B. ODEGAARD
                                           Associate General Counsel and
                                           Assistant Secretary